UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___March 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated March 22, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  March 23, 2004                      Signed: /s/ Larry Johnson_________

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE

                                    FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

March 22, 2004

EARLY DRILL RESULTS CONTINUE TO CONFIRM HIGH GRADE GOLD MINERALIZATION AT DIXIE LAKE PROPERTY

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to report that the first two drill holes of a nine hole program have been completed, and continue to intersect high grade gold mineralization, confirming the geometry and continuity of gold mineralization on the Dixie Lake Gold Project.  Gold mineralization was intersected in both holes, one of which contained visible gold over a four metre wide interval.  Screen metallic and check assays are pending.  Results to date are as follows:

DRILLING RESULTS

•

Hole DL-04-01 returned 11.1 g/t gold over 2.0 metres hosted within a broader zone that assayed 3.8 g/t gold over 14.0 metres.  The zone was intersected at a vertical depth of 134 metres.

•

Hole DL-04-02 returned 6.1 g/t gold over 3.6 metres hosted within a broader zone that assayed 2.8 g/t gold over 12.6 metres.  The zone was intersected at a vertical depth of 183 metres.

These results continue to confirm that:

•

The property hosts economic gold grades over mineable widths;

•

Gold mineralization is wide open at depth;

•

High grade gold mineralization is hosted within steeply plunging ore shoots that have demonstrated continuity.

“The size and vertical continuity of this gold bearing system indicate that the Dixie Lake Property has the potential to develop into a world class Red Lake–style gold deposit”, says Fronteer President & CEO Dr Mark O’Dea.  “We have determined the geometry of this high grade gold shoot and are encouraged by the result of our first two follow-up drill holes”

This new gold zone, which continues to expand, is currently defined by the following drill intercepts.

Drill Hole	Width (metres)	Gold (g/t)
DL-04-01	14.0	3.8
including	2.0	11.1
DL-04-02	12.6	2.8
including	3.6	6.1
DL-03-08	4.0	12.5
including	1.5	24.7
DL-89-09	2.8	15.6
DL-03-06	17.0	2.9
including	4.3	5.8
including	0.9	12.0
DL-03-05	21.0	1.8
including	4.0	3.0

Fronteer is also pleased to announce that drilling has commenced on its Swain Sol D’Or Gold Property, also located in the Red Lake Belt.  This property is the focus of a +2,000 metre drill program managed by Fronteer and funded on a 50-50 Joint Venture basis by Fronteer and Red Lake Resources.  Approximately 400 metres of drilling have been completed to date.

Fronteer has five active exploration programs in Canada focused on gold and uranium-copper-gold-silver (Olympic Dam style) deposits.  Fronteer is also currently completing due diligence on Teck Cominco’s advanced stage gold portfolio in western Turkey, and is continuing its aggressive acquisition strategy on an international scale.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.